Exhibit 99.1

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Credit Facilities

Upon consummation of the Merger, Centers entered into the Old Senior Credit Facility, under which various funds affiliated with one of our sponsors, Ares, were lenders. Under the Old Senior Credit Facility, these affiliated funds made term loans to Centers in the amount of $65.0 million and $62.1 million, as of the consummation of the Merger and December 31, 2010, respectively. In addition, as of December 31, 2010, an aggregate of $2.9 million in principal and $11.0 million in interest had been paid to affiliates of Ares in respect of amounts borrowed under the Old Senior Credit Facility. Borrowings under the Old Senior Credit Facility accrued interest at a weighted average rate of 4.6% per year. In connection with the Refinancing and as of March 4, 2011, the remaining principal amount of $62.1 million and an additional amount of $0.5 million in interest was paid to affiliates of Ares.

In connection with the Senior Credit Facility, various funds affiliated with Ares are lenders. These affiliated funds have made term loans to Centers in the amount of $120.0 million. In connection with Centers’ repayment of $300.0 million of outstanding borrowings under the Term Loan Facility, funds affiliated with Ares will receive approximately $30.0 million, representing their pro rata position in the Term Loan Facility (see “Use of Proceeds”). Approximately $0.1 million of such amount will represent interest.

Stockholders Agreements

Amended and Restated Stockholders Agreement.  Upon completion of the Merger, we entered into a stockholders agreement with each of our stockholders at such time, which included certain of our directors, employees, and members of our management and our principal stockholders. Such agreement was amended and restated as of February 12, 2008. Through a voting agreement within the Amended and Restated Stockholders Agreement, each of the Sponsors currently has the right to designate four members of our board of directors (or, at the sole option of each, five members of the board of directors, one of which shall be independent) for so long as they or their respective affiliates and co-investors each own at least 10% of our outstanding common stock. The voting agreement also provides for election of our then-current chief executive officer to our board of directors. Under the terms of the Amended and Restated Stockholders Agreement, certain significant corporate actions require the approval of a majority of directors on the board of directors, including a majority of the directors designated by Ares and a majority of the directors designated by OTPP. The foregoing provisions will cease to be effective upon completion of this offering. The Amended and Restated Stockholders Agreement also contains significant transfer restrictions and certain rights of first offer, tag-along, and drag-along rights, all of which will cease to be effective upon completion of this offering. In addition, the Amended and Restated Stockholders Agreement contains registration rights that require us to register Class A common stock held by the stockholders who are parties to the Amended and Restated Stockholders Agreement in the event we register for sale, either for our own account or for the account of others, shares of our Class A common stock. In connection with the consummation of this offering, the parties to such agreement will amend and restate such agreement and enter into the Second Amended and Restated Stockholders Agreement (the “Second Amended and Restated Stockholders Agreement”). The Second Amended and Restated Stockholders Agreement will provide for substantially similar registration rights following completion of this offering.

New Stockholders Agreement.  The terms of the New Stockholders Agreement to be entered into among the Sponsors and us, effective upon completion of this offering, will provide that our board of directors will consist of at least nine members and that the Sponsors will have the right to nominate to our board of directors, subject to their election by our stockholders:

•      for so long as the Sponsors collectively own more than 50% of the then outstanding shares of our common stock, the greater of up to nine directors and the number of directors comprising a majority of our board; and

•      except as provided below, for so long as the Sponsors collectively own 50% or less of the then outstanding shares of our common stock, that number of directors (rounded up to the nearest whole number or, if such rounding would cause the Sponsors to have the right to elect a majority of our board of directors, rounded to the nearest whole number) that is the same percentage of the total number of directors comprising our board as the collective percentage of common stock owned by the Sponsors.

Half of such nominees will be nominated by each of the Sponsors; provided, that (i) if the number of directors to be nominated is odd, the Sponsors will jointly nominate one such director and each Sponsor will nominate one half of the remainder, and (ii) if either Sponsor owns more than 5%, but less than or equal to 10%, of the then outstanding shares of our common stock, one director will be nominated by such Sponsor, and the remainder of such nominees will be nominated by the other Sponsor.

Notwithstanding the foregoing, if either Sponsor at any time ceases to own more than 5% of the then outstanding shares of our common stock, that Sponsor will not have the right to designate any directors, the shares of common stock owned by that Sponsor will be excluded in calculating the thresholds above, and the rights set forth above will only be available to the Sponsor that owns the applicable percentage of shares of our common stock. The New Stockholders Agreement will also provide for the nomination to our board of directors, subject to his or her election by our stockholders at the annual meeting, of our chief executive officer. Each Sponsor will agree, for so long as such Sponsor owns more than 5% of the outstanding shares of our common stock, to vote all of the shares of Class A common stock held by it in favor of the foregoing nominees.

The New Stockholders Agreement will also provide that, for so long as the Sponsors collectively own more than one third of the then outstanding shares of our common stock, the following corporate actions will require the approval of either Sponsor; provided, that if either Sponsor owns 10% or less of the then outstanding shares of our common stock, such actions will not be subject to the approval of such Sponsor and the shares of common stock owned by such Sponsor will be excluded in calculating the one third threshold:

•      a change of control or, subject to certain exceptions, our merger or consolidation;

•      (i) the entrance into any joint venture, investment, recapitalization, reorganization or contract with any other person (in each case other than a wholly owned subsidiary), (ii) the acquisition of any securities or assets of another person (other than a wholly owned subsidiary), in the case of any of the transactions set forth in clause (i) or (ii), whether in a single transaction or series of related transactions, with a value, or for a purchase price, in excess of $75 million, or (iii) the exercise of any ownership rights in respect of any of the foregoing;

•      any transfer of our assets in any transaction or series of related transactions, in each case, other than (i) inventory sold in the ordinary course of business, or (ii) any transfer of assets in a single transaction or series of related transactions with a fair market value of less than or equal to $75 million;

•      the issuance of any capital stock with a value in excess of $50 million;

•      the guarantee, assumption, incurrence or refinancing of indebtedness for borrowed money by, or the pledge of, or granting of a security interest in, any of our assets in excess of $50 million in any 12-month period, other than trade indebtedness incurred in the ordinary course of business;

•      any material change to the scope or nature of our business and operations, including the entering into of any new line of business;

•      the approval of our annual budget for each of our fiscal years;

•      any change to our senior management, including employment of new members, termination of existing members and setting or amending the compensation arrangements of new or existing members of senior management;

•      entering into any related party transactions;

•     the commencement of any liquidation, dissolution or voluntary bankruptcy, administration, recapitalization or reorganization; and

•      entering into of any agreement to do any of the foregoing.

ACOF Management Services Agreement

In connection with the Merger, on March 16, 2007, we entered into a Management Services Agreement (the “ACOF Management Services Agreement”) with ACOF Operating Manager II, L.P., an affiliate of Ares. The ACOF Management Services Agreement provides for an annual management fee of $750,000, payable quarterly and in advance to ACOF Operating Manager II, on a pro rata basis, until the tenth anniversary from March 16, 2007 plus any one-year extensions (which extensions occur automatically on each anniversary date of March 16, 2007), as well as reimbursements for ACOF Operating Manager II’s, and its affiliates’, out-of-pocket expenses in connection with the management services provided under the ACOF Management Services Agreement. For the year ended December 31, 2010, $750,000 was paid to ACOF Operating Manager II in accordance with the terms of ACOF Management Services Agreement.

Upon the consummation of a change in control transaction or a bona fide initial public offering, ACOF Operating Manager II will receive, in lieu of quarterly payments of the annual management fee, an automatic fee equal to the net present value of the aggregate annual management fee that would have been payable to ACOF Operating Manager II during the remainder of the term of the fee agreement, calculated in good faith by our board of directors. This amount will be approximately $5.6 million.

The ACOF Management Services Agreement also provides that we will indemnify ACOF Operating Manager II and its affiliates against all losses, claims, damages and liabilities arising in connection with the management services provided by ACOF Operating Manager II under the ACOF Management Services Agreement.

Special Dividend

OTPP, as the holder of our Class B common stock, is entitled to receive ratably an annual special dividend payment equal to an aggregate amount of $750,000 per year when, as and if declared by the board of directors, for the Special Dividend Period. The special dividend payment is payable in equal quarterly installments on the first day of each quarter commencing on April 1, 2007. For the year ended December 31, 2010, $750,000 was paid to OTPP as a special dividend pursuant to the obligations under our Class B common stock.

Upon the consummation of a change in control transaction or a bona fide initial public offering, OTPP will receive, in lieu of quarterly payments of the special dividend payments, an automatic payment equal to the net present value of the aggregate amount of the special dividend payments that would have been payable to OTPP during the remainder of the Special Dividend Period, calculated in good faith by our board of directors. This amount will be approximately $5.6 million.

Lease Agreements

General Nutrition Centres Company, our indirect wholly owned subsidiary, is party to 19 lease agreements, as lessee, with Cadillac Fairview Corporation, a direct wholly owned subsidiary of OTPP, as lessor, with respect to properties located in Canada. In December 2010, Cadillac Fairview Corporation assigned its interest in an additional lease agreement to an unrelated third party in connection with the sale of a shopping center to which such lease related. For the years ended December 31, 2010, 2009 and 2008, we paid $2.8 million, $2.4 million and $2.5 million, respectively, under the lease agreements and as of December 31, 2010, the aggregate future minimum lease payments under the lease agreements was $19.3 million. Each lease was negotiated in the ordinary course of business on an arm’s length basis.

Product Purchases

During our 2010 fiscal year, we purchased certain fish oil and probiotics products manufactured by Lifelong Nutrition, Inc. (“Lifelong”) for resale under our proprietary brand name GNC WELLbeING®. Carmen Fortino, who served as one of our directors until resigning in March 2011, was the Managing Director, a member of the board of directors and a stockholder of Lifelong’s parent company. The aggregate value of the products we purchased from Lifelong was $2.3 million and $3.3 million for the 2010 and 2009 fiscal years, respectively. Effective December 31, 2010, Lifelong’s parent company was sold to a third party and Mr. Fortino resigned his positions at Lifelong.

Product Development and Distribution Agreement

On June 3, 2010, General Nutrition Corporation, our wholly owned subsidiary, and Lifelong entered into a Product Development and Distribution Agreement (the “Lifelong Agreement”), pursuant to which General Nutrition Corporation and Lifelong will develop a branded line of supplements to be manufactured by Lifelong. As described above, Mr. Fortino, who served as one of our directors until resigning in March 2011, was the Managing Director, a member of the board of directors and a stockholder of Lifelong’s parent company. Products manufactured under the Lifelong Agreement and sold in our stores will be purchased by us from Lifelong; products sold outside of our stores will be subject to certain revenue sharing arrangements. For the year ended December 31, 2010, we made $1.3 million in product purchases from Lifelong under the Lifelong Agreement. Effective December 31, 2010, Lifelong’s parent company was sold to a third party and Mr. Fortino resigned his positions at Lifelong.

Stock Purchase

During the third and fourth quarters of 2008, we issued to Axcel Partners III, LLC 273,215 shares of our Class A common stock at a price of $6.82 per share, for an aggregate purchase price of $1.9 million, and 45,478 shares of our Class A common stock at a price of $7.08 per share, for an aggregate purchase price of $0.3 million, respectively, and 110,151 and 18,710 shares of our Series A preferred stock at a price of $5.00 per share plus accrued and unpaid dividends through the dates of purchase, for an aggregate purchase price of $0.6 million and $0.1 million, respectively. Ms. Kaplan, who serves as a director and as our President and Chief Merchandising and Marketing Officer, is a member of Axcel Managers LLC, the managing member of Axcel Partners III LLC, and of SK Limited Partnership, a member of Axcel Partners III LLC.

Stock Purchase Agreement

In February 2010, we entered into a Stock Purchase Agreement with Guru Ramanathan, our Senior Vice President, Chief Innovation Officer, in connection with Mr. Ramanathan’s previous purchase, in June 2008, of 14,885 shares of our Class A common stock at a price of $6.93 per share, for an aggregate purchase price of $103,153, and 4,961 shares of our Series A preferred stock at a price of $5.6637 per share, for an aggregate purchase price of $28,097.62.

Director Independence

Upon completion of this offering, our board of directors will be comprised of Norman Axelrod, Jeffrey P. Berger, Andrew Claerhout, Joseph Fortunato, Michael Hines, Beth J. Kaplan, David B. Kaplan, Brian Klos, Johann O. Koss, Romeo Leemrijse and Richard J. Wallace. Pursuant to the voting agreement in the Amended and Restated Stockholders Agreement, Messrs. Axelrod, Kaplan and Klos were designated by Ares and Messrs. Claerhout, Koss and Leemrijse were designated by OTPP. Ms. Kaplan and Messrs. Berger, Hines and Wallace were jointly designated by the Sponsors. Mr. Fortunato was elected to the board of directors pursuant to the Amended and Restated Stockholders Agreement, which provides that our chief executive officer shall sit on our board. We have no securities listed for trading on a national securities exchange or in an automated inter-dealer quotation system of a national securities association which has requirements that a majority of our board of directors be independent. For purposes of complying with the disclosure requirements of the Securities and Exchange Commission, we have adopted the definition of independence used by the NYSE. Under this definition of independence, the following five of our directors and director nominees are independent: Norman Axelrod, Jeffrey P. Berger, Michael Hines, Johann O. Koss and Richard J. Wallace.